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                            [LETTERHEAD OF OFFITBANK]

Morris W. Offit, CFA

December 10, 1999

VIA FACSIMILE (202) 942-9530

Sonia Lee, Esq.
Division of Corporation Finance
United States Securities and
   Exchange Commission
Washington, D.C. 20549

                  Re:  OFFIT Holdings, Inc. (the "Registrant")
                       Form S-1 filed August 6, 1998
                       File No. 333-60781 (the "Registration Statement")
                       -------------------------------------------------

Dear Ms. Lee:

In accordance with Rules 477 and 478 of the Regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby makes application to withdraw the Registration Statement. The ground for the application is as follows:

On August 2, 1999, the stockholders of the Registrant approved an Agreement and Plan of Merger, dated as of May 13, 1999, between the Registrant and Wachovia Corporation and the related Plan of Merger pursuant to which the Registrant was to merge into Wachovia Corporation (the "Merger Documents"). The merger contemplated by the Merger Documents became effective on or about September 1, 1999.

Very truly yours,

Morris W. Offit
Agent for Service